

December 30, 2010

John J. Remaley
Chief Executive Officer
NEFFS BANCORP, INC
5629 PA Route 873,
P.O. Box 10
Neffs, PA l8065-0010

Re: NEFFS BANCORP, INC
Form 10-K
Filed March 22, 2010
File No. 000-32605

Form 10-Q for the quarterly period ended March 31, 2010
Form 10-Q for the quarterly period ended June 30, 2010
Form 10-Q for the quarterly period ended September 30, 2010
File No. 000-32605

Dear Mr. Remaley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business, page 5

1.   In future filings include a discussion of your market area that includes material demographic information such as population trends regarding growth, age and per capita

income and name the major employers and the primary types of employment in your market area.

2.   In future filings disclose here or in your MD&A :

- the risks inherent in your various loan types, noting which are higher risk,
- the underwriting policies for the loan types, and
- the interest rate terms, fixed or variable, of your loans.

Item 10. Directors, Executive Officers and Corporate Governance

3.   In future filings, please provide disclosure pursuant to Item 407(c)(2)(vi) of Regulation S-K on diversity.

4.   In future filings, please provide disclosure pursuant to Item 407(h) of Regulation S-K onboard leadership structure and oversight of risk.

Item 13. Certain Relationships and Related Transactions, page 108

5.   In future filings, revise the disclosure on page 4 of the proxy statement, to state, if true, that loans were made, in the ordinary course of business and on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. For the updated disclosure requirements, refer to Instruction 4(c) to item 404(a) of Regulation S-K.

Part II
Signatures

1. Please amend the signature page to identify either the Principal Accounting Officer or the Controller, as required by General Instruction D(2)(a) of Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief